ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

November 25, 2013

AllianzGI Equity & Convertible Income Fund

1633 Broadway

New York, New York 10019

Ladies and Gentlemen:

We have acted as counsel to AllianzGI Equity & Convertible Income Fund (the “Fund”) in connection with the registration statement of the Fund on Form N-14 8C (the “Registration Statement”) under the Securities Act of 1933 (file no. 333-191818), relating to the proposed combination of the Fund (the “Merger”) with AllianzGI Global Equity & Convertible Income Fund (“Global Equity & Convertible Income”) and the issuance of the Fund’s common shares of beneficial interest, par value of $0.00001 per share, in connection therewith (the “Shares”), all in accordance with the terms of the Agreement and Plan of Reorganization by and among the Fund, Global Equity & Convertible Income and, with respect to Section 6 thereof, Allianz Global Investors Fund Management LLC (the “Agreement”).

We have examined the Fund’s Amended and Restated Agreement and Declaration of Trust, as amended, on file in the office of the Secretary of The Commonwealth of Massachusetts (the “Declaration of Trust”), the Fund’s Amended and Restated Bylaws, as amended, the Registration Statement, and the Agreement, and are familiar with the actions taken by the Fund in connection with the issuance of the Shares. We have also examined such other documents and records as we have deemed necessary for the purposes of this opinion.

We have assumed, for purposes of this opinion, that, prior to the date of the issuance of the Shares, the Agreement will have been duly executed and delivered by each party thereto and will constitute a legal, valid and binding obligation of the parties thereto and will be enforceable against all parties thereto in accordance with its terms.

Based upon the foregoing, we are of the opinion that:

1. The Fund is a duly organized and validly existing unincorporated voluntary association with transferable shares under and by virtue of the laws of The Commonwealth of Massachusetts.

2. The Shares have been duly authorized and, when and if issued pursuant to the Merger and in accordance with the terms and conditions of the Agreement, and following approval of such Agreement by shareholders, will be validly issued, fully paid, and, except as described in the following paragraph, nonassessable by the Fund.

The Fund is an entity of the type commonly known as a “Massachusetts business trust.” Under Massachusetts law, shareholders could, under certain circumstances, be held personally liable for the obligations of the Fund. However, the Declaration of Trust disclaims shareholder liability for acts or obligations of the Fund and requires that a notice of such disclaimer be given in each note, bond, contract, instrument, certificate or undertaking entered into or executed by the Fund or its trustees. The Declaration of Trust provides for indemnification out of the property of the Fund for all loss and expense of any shareholder of the Fund held personally liable solely by reason of his being or having been a shareholder. Thus, the risk of a shareholder’s incurring financial loss on account of being a shareholder should be limited to circumstances in which the Fund itself would be unable to meet its obligations.

We understand that this opinion is to be used in connection with the registration of the Shares for issuance pursuant to the Securities Act of 1933, as amended. We consent to the filing of this opinion with and as part of the Registration Statement and to the references to our firm in the joint prospectus/proxy statement, contained in the Registration Statement.

Very truly yours,

/s/ Ropes & Gray LLP
Ropes & Gray LLP